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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

A.       Name of issuer or person filing ("Filer"):

                               RUSSEL METALS INC.

B.       This is [check one]:

         [X]      an original filing for the Filer.

         [ ]      an amended filing for the Filer.

C.       Identify the filing in conjunction with which this Form is being filed:

         Name of registrant:                RUSSEL METALS INC.

         Form type:                         REGISTRATION STATEMENT ON FORM F-10

         File Number (if known):            333-114301

         Filed by:                          RUSSEL METALS INC.

         Date Filed:                        APRIL 8, 2004
         (if filed concurrently,            (CONCURRENT HEREWITH)
         so indicate)

D.       The Filer is incorporated or organized under the laws of:

                                     CANADA

         and has its principal place of business at:

                         1900 MINNESOTA COURT, SUITE 210
                              MISSISSAUGA, ONTARIO
                                 CANADA L5N 3C9
                                 (905) 819-7777

E.       The Filer designates and appoints:

                                  FIL (US) INC.
                               C/O CT CORPORATION
                        SUITE 300, 801 WEST TENTH STREET
                             ANCHORAGE, ALASKA 99801
                                 (905) 819-7777

as the agent ("the Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

         (a) Any investigation or administrative proceeding conducted by the Commission; and

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         (b)    Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions or of the District of Columbia or Puerto Rico, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change of the Agent's name or address during such period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mississauga, Ontario, Canada on April 8, 2004.

                                       RUSSEL METALS INC.

                                       By: /s/ BRIAN R. HEDGES
                                           ----------------------------------
                                           Brian R. Hedges
                                           Executive Vice-President and Chief
                                           Financial Officer

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This statement has been signed by the following person in the capacity indicated
on April 8, 2004.

                                       FIL (US) INC.
                                       (AGENT FOR SERVICE)

                                       By: /s/ BRIAN R. HEDGES
                                           ----------------------------------
                                           Brian R. Hedges
                                           Director


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